OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

EZ-Coco, LLC

412 N Main St.
#100
Buffalo, WY 82834

https://www.coco-jack.com/

746 shares of Preferred Stock (Non-Voting)

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 79,850 shares of preferred stock ($1,069,990.00)

Minimum 746 shares of preferred stock ($9,996.40)

Company	EZ-Coco, LLC. - d/b/a Coco Jack *upon conversion, to be named EZ-Coco, Inc.
Corporate Address	412 N Main St. #100 Buffalo, WYO 82834
Description of Business	A safe, easy way to open Fresh Coconuts, no matter what your size or strength
Type of Security Offered	Preferred Stock (Non-Voting)
Purchase Price of Security Offered	$13.40
Minimum Investment Amount (per investor)	$201

Disclosure of Conversion from LLC to C-Corp prior to Closing

Sale of shares is pursuant to conversion of the LLC into a C-Corp. Upon conversion, the Company will be named EZ-Coco, Inc., with all other corporate information being substantially the same. Upon completion of the conversion, shares will be issued to the Founder David Goodman in the following amounts: (1) 500,000 shares of common stock; (2) 60,000 shares of preferred stock. Upon conversion, and prior to the initial closing, this shall constitute the entire fully diluted shares of the company.

Perks:

$250:

15% Discount Code good for one year.

'3 x 40% off Discount code to share with your friends!

$500:

15% Discount Code good for one year.

6 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack

$1000

15% Discount Code good for one year.

12 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)

1 x Jar of Coco Jack Brand Coconut Oil

$1500

15% Discount Code good for one year.

18 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)

1 x Jar of Coco Jack Brand Coconut Oil

1 x Limited Issue Investor Edition Coco Jack

$2500

15% Discount Code good for one year.

30 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)

1 x Jar of Coco Jack Brand Coconut Oil

1 Package of Coco Jack Brand Coconut Flour

1 Package of Coco Jack Brand Coconut Sugar

1 x Limited Issue Investor Edition Coco Jack

$5000

15% Discount Code good for one year.

50 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)

1 x Jar of Coco Jack Brand Coconut Oil

1 Package of Coco Jack Brand Coconut Flour

1 Package of Coco Jack Brand Coconut Sugar

1 x Limited Issue Investor Edition Coco Jack

Invitation to Participate at 1 Coco Jack Event

$10,000, $25,000, and $50,000

All of the above plus. . . you name it :).

Dinner with the founder?

A Coco Jack Booth at your Event?

A Private Coconut Party?

Get in touch at **Invest@Coco-Jack.com...**

...and we'll dream up something grand!

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Coco Jack Opens Coconuts Safely in Seconds. We sell a complete line of tools to Open, Scoop, Sip, and "Noodle" Fresh Coconuts. Coco Jack was designed to work on Young Thai coconuts, but it can also be used to open Mature (brown) Coconuts. Our patent pending opener forms a "lid" on your coconut, giving a consistent, aesthetic opening every time.

Sales, Supply Chain, and Customer Base

Coco Jack has an incredibly diverse market, as coconuts are eaten by cultures all over the world. Our primary markets are:

- Asian
- Latino
- Yoga/Pilates
- Vegan/Raw Food
- Paleo/Crossfit
- Elite Athletes
- Bartenders/Mixologists

- Anyone who loves Coconut Water!

We have sold to restaurants, bars, juice bars, hotels, cruise ships, retreats, and casinos around the world.

Currently 95% of our manufacturing is in Asia, and we maintain warehouse and fulfillment houses in Australia, UK, and the US.

Currently the majority of our orders are direct to consumer through our website. We do not maintain an Amazon account since we do not have adequate inventory.

We have had 100s of wholesale requests around the world including several from Whole Foods Market, however due to limited inventory we have been unable to fulfill 90% of them.

We have not entered Big Box retail, however, by the end of the year we expect to have several POs from large retail chains around the US.

We have a sales rep in Australia and are in negotiations with two other reps in Europe. We plan on opening a centralized warehouse in China where we can assemble and consolidate our tools for distribution to all of our international warehouses.

Competition

We believe that Coco Jack has no serious competitors. There are a few coconut opening devices on the market, but even in our brief time on Amazon, we surpassed them all. These products all have significant issues, such as not working as advertised, breaking easily, or not allowing access the Coconut Meat.

We believe that Coco Jack is **the** industry standard for opening coconuts, and it is recommended by people all over the world.

We also have the most engaged brand of any coconut opening tool, and in many peoples' opinions, our tools are more FUN than any other coconut tools - and possibly any other kitchen gadget at all!

Liabilities and Litigation

We are not engaged in any litigation at the moment, and we do not have liabilities besides our debt schedule and some open invoices to various suppliers and partners. See the description of our financial condition and financial statements for a more in depth discussion of our liabilities.

The team

Officers and directors

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Getting Copied.** Getting copied by competitors is always a threat. However, we have acted to attempt to mitigate against this risk in the following ways: a) Patent Applications Submitted in several countries and regions b) Trademarks filed - and approved - in over a dozen countries, with several more pending c) Pre-licensed our designs for discount tool distribution d) hired an American lawyer practicing in China to write our binding OEM and NN contracts which are enforceable under current Chinese Law. These agreements help to protect our intellectual property and designs e) hiring inspectors to oversee operations at the manufactures to "keep a lookout" for potential copies However, there is always a chance that these attempts will not be successful or sufficient in order to prevent our product from getting copied.
- **Price of Steel Rising.** While this is a risk with any commodity, our margins are such that we can absorb slight disruptions in the price of steel. We also have plans to design a Jack without significant quantities of stainless steel.
- **There is a risk that present or future innovations may reduce the marketplace value of/demand for Coco Jack.** While we have a few minor competitors, we believe that none of them pose a significant threat to our business. According to our Amazon manager, we "blow them all away" in our Amazon sales even before we started optimizing our page. The future, of course, can be unpredictable, and there is always a risk of further innovation in the market causing disruptions in your marketshare. As we grow, we are looking for ways to create multiple revenue streams and leverage our brand beyond our tools to 'hedge" against this possibility. Furthermore, our market is so large and we are so well established that we believe that even if there were a serious competitor, we would still have a very strong advantage given our placement in the market, wide brand recognition, and Shark Tank fame.
- **Higher Trade Tariffs in the US for China Imports.** There has been talk of a "trade war" with China under the new administration. We are keeping an eye on this, but we don't believe there is a serious chance of this happening, as the global impactions would be massive. Nonetheless, we have already started exploring manufacturing options in India, and we still have some options to produce in the US if we need to.
- **Delays in Manufacturing.** While this has been a big problem for us in the past, we have implemented strict new contract agreements that force manufacturers to pay the costs of any air freight shipments if they are late in their production. We also have clauses to have them refund parts of our money if they are very late. Further, we will be hiring inspectors for every order to make sure that production is on schedule. And we have duplicate shops for all of our tools, so we are able to divide orders between shops. if there are delays with one, likely the other will be on time to balance it out.
- **Compliance Issues with Big Box retailers / Mismanagement of Logistics.** We are

partnering with one of the best distribution partners in the US next month. However, there are always risks when working with Big Box retailers that you fail to meet their expectations and they cast you out of their system. However, because our tools are so unique and nearly patented (we believe) then there should be nowhere else for retailers to legally go to sell our tools. Also, we plan to ramp up production and distribution slowly to make sure we - and our new partners - master the process before we get too big.
- **Lost Shipments / Cargo.** While this is always a risk with shipping, we have insurance to cover associate costs of potential shipping losses, and because we have warehouses in multiple countries, we will likely be able to spread the stock and risk around throughout the world thus reducing the overall issues from any theoretical shipment loss.
- **Flood, Fire Damage or Theft at Warehouses.** Again, we have insurance for this. Also our tools are mostly fire and water proof, and so we believe this poses a minimum risk for us.
- **Possibility of lawsuits from injuries resulting from misuse of tools.** Coco Jack is incredibly safe to use and according to one insurance agent. "If you hurt yourself it has to be *on purpose.*. Nonetheless, we carry insurance in case there are any issues with people misusing our tools and injuring themselves or others.
- **Disruption in supply of fresh coconuts or diminished popularity of coconuts.** While we don't see much risk in people losing their taste for coconuts after thousands of years, a certain segment of our market is following a trend, and trends can come and go. However, we continue to target our "core" market - people who already loved coconuts before coconut water was "trendy" - and believe there is enough market there to grow a very successful company. In therms of the supply of coconuts, since they grow around the world, we believe there is not too much risk of ongoing disruption. Coconut suppliers are aware of the increasing demand worldwide, and we believe they are taking steps to ensure an adequate supply of one of the world's favorite foods.
- **Holders of Common Stock are subordinate to the holders of Preferred Stock** Common Stock is subordinate to Preferred Stock. This means that in the event of liquidation, Preferred shareholders are paid first before other classes of stock holders. Common Stock holders will be paid after the Preferred shareholders have been paid, on a pro-rata basis.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- David Goodman, 100.0% ownership, Common Stock
- David Goodman, 100.0% ownership, Preferred Stock

Classes of securities

- Common Stock: 500,000

Conversion from LLC to C-Corp Disclosure

This description of securities outstanding is contemplated, pending conversion of the company prior to closing. The company is currently an LLC, with David Goodman owning 100% membership interest. The closing of this campaign is contingent upon successful conversion of EZ-Coco, LLC into a Wyoming Corporation named EZ-Coco, Inc. The conversion documents, including the description of the securities listed below, have been reviewed and approved for conversion by Davis & Cannon, LLP Wyoming Attorneys at Law. Upon conversion, 500,000 shares of common stock will be issued to David Goodman in accordance with the corporate Bylaws. There will be no other shares of common stock issued upon the time of initial conversion. Any material changes prior to closing related to this conversion process deviating from the approved documents will require reconfirmation of investment by investors.

Rights for Common Stock Holders are as follows:

  - Owners of Common Stock holding more than 15% of total issued shares have voting rights.
  - Owners of Common Stock have no pre-emptive rights.
  - Owners of Common Stock have no "Right of First Refusal" for subsequent rounds.
  - Owners of Common Stock waive their right to sue for more than their initial investment amount.
  - No Dividends Shall be paid on Common Stock shares unless elected by the majority shareholders of the company.
  - Owners holding Common Stock are also exempt from tax liabilities to the company which will be borne exclusively by the company and share holders above 15%.
  - Furthermore owners of Common Stock are protected from any debt liens or liabilities from loans received by the Company, or preexisting loans currently held by the company, which will be borne by the company alone as indicated in the loan origination documents.
  - Owners of Common Stock shall be entitled to the minimum reporting communication requirements as required bylaw, and additional reporting and/or communication is granted at the majority shareholders' discretion.
  - Company reserves the right to issues future shares and classes of shares to be sold with standard dilutions applying.

- Preferred Stock: 60,000

Conversion from LLC to C-Corp Disclosure

This description of securities outstanding is contemplated, pending conversion of the company prior to closing. The company is currently an LLC, with David Goodman owning 100% membership interest. The closing of this campaign is contingent upon successful conversion of EZ-Coco, LLC into a Wyoming Corporation named EZ-Coco, Inc. The conversion documents, including the description of the securities listed below, have been reviewed and approved for conversion by Davis & Cannon, LLP Wyoming Attorneys at Law. Upon conversion, 60,000 shares of preferred stock will be issued to David Goodman in accordance with the corporate Bylaws. There will be no other shares of preferred stock issued upon the time of initial conversion. Any material changes prior to closing related to this conversion process deviating from the approved documents will require reconfirmation of investment by investors.

Rights for Preferred Stock Holders are as follows:

- Preferred Stock holders have no voting rights.
- Preferred Stock Holders are entitled to a dividend on the sole discretion of a 2/3 majority of shareholders. Amount and timing of said dividends are determined by a 2/3 majority vote.
- In the event of liquidation, Preferred shareholders are paid first before other classes of stock holders.
- Owners of Preferred Stock shall be entitled to the minimum reporting and communication requirements as required bylaw, and additional reporting and/or communication is granted at the majority shareholders' discretion.
- Owners of Preferred Stock have no pre-emptive rights.
- Owners of Preferred Stock have no "Right of First Refusal" for subsequent rounds.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founder along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Non-Voting Preferred Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-30.

Financial Condition

Results of Operation

Overview

Coco Jack sells tools to Safely Open, Scoop, Sip, and "Noodle" Fresh Coconuts. EZ Coco Inc is converting from EZ Coco LLC in August 2017. David Goodman was the CEO and Sole Member of EZ Coco LLC before conversion at which point he became CEO and majority shareholder.

These internationally patent pending tools have been wildly popular around the world. We have sold in all 50 US states and over 60 countries around the world.

Fresh coconut water is extremely popular in Western Countries, and fresh coconuts are staple foods in dozens of countries around the world. We have sold to individuals, restaurants, bars, juice bars, and for resale in scores of smaller retail establishments around the world.

Our company has experienced strong double digit year over year growth with aggregate sales of approximately $2,500,000 to date.

This capital round will help us open up new markets, expand our reach and marketing by allowing us to purchase additional inventory, manage our operating expenses and debt, and launch new marketing campaigns.

Revenue Sources

Most of our sales take place through our online websites in the US, UK, and Australia. We have sold a few units on Amazon, but due to lack of inventory, we have never been able to fully realize our potential on Amazon. This raise will help us launch and permanently maintain our Amazon and Amazon Prime presence along with Canadian, Mexican, and European Amazon outlets.

We have had a small percentage of our sales come from smaller wholesale orders, typically of 20-100 units. We have sold these in over a dozen countries around the world, but due to low inventory we have had to turn down 100s of these requests since we launched.

We have also received multiple requests (over a dozen) from Whole Foods Market to supply them with tools, however due to limited supply we have not begun to sell through Whole Foods or other big box stores yet.

Overall we have been contacted by 100s of distributors and retailers worldwide, however due to lack of inventory we have only been able to fill a small percentage of these orders.

We do most of our marketing on Facebook, Instagram, and. Google AdWords. We have done several events around the US, and as word of mouth spreads, we are able to reap a great deal of revenue from "passive sales" or recommendations from customers.

Revenue History

Our sales have grown from $450,000 in 2014 to $800,000 in 2015 to over $1,000,000 in 2016. This was despite being sold out for over half of our time in business and stopping most of our marketing (and turning down 100s of offers) while also passing up on scores of promotional opportunities. We believe that if we can grow this strongly without "trying," once we make a real push to expand, we should see amazing results.

Our most popular sellers are the Coco Jack Pack and the Coco Jack Set with smaller numbers of orders for our Deluxe Pack and individual tools. We expect this trend to continue as we expand, and currently we only offer our Jack Pack and Jack Set in our International markets and on Amazon.

Founder, Dave Goodman began developing the tools back in 2012 and filed his provisional patent later that year.

In Spring of 2013 he incorporated the company and launched an indiegogo campaign in October, 2013. Because that model did not allow for separate shipping charges, Goodman decided to abandon the campaign and focus on building his website to launch sales directly there. On Dec 1, 2013, Coco-Jack.com went live, and the available units for Christmas sold out in 5 days. Coco Jack has been experiencing sell outs ever since.

After participating in Raw Living Expo and David Wolfe's Longevity Conference in early 2014, word about the tools spread widely. Units at the events sold out quickly, and online sales went up and up. Initial Facebook advertising yielded an amazing 14x ROI, but limitations in manufacturing were a constant source of slowing down development.

By the middle of 2014, Goodman realized he would have to move production from US facilities to Asia in order to get the pricing required to sell in Big Box retail. In late Spring 2014, he placed orders thought two Western Sourcing Agencies for the China made tools. These orders did not go well. They were delayed from 3 - 14 months with tools being made of either the wrong materials or to the wrong specifications. While the western companies were responsible for quality control, they failed to provide the tools we had designed at the quality we expected. To their credit, one of the agencies paid for the replacements. However, because it tool them over 10 months to create sellable tools and other four months to complete the entire order, it was not worth it.

During this time, we kept selling our US made tools, but at the Chinese prices we had already reduced to on our website in anticipation of the arrival of the new tools. Since we only expected delays to be 2-4 weeks, we were not worried about the lower (10% margins) we were receiving. We thought the most important thing was to get Coco Jacks out to as many people as we cold, because our customers are our *best* advertisers.

However, after over a year of delays with one manufacturer, this started to cause major headaches, and we were forced to take on more debt to accommodate the delays and place orders with other manufactures (including a new Chinese manufacturers, who was reliable but more expensive).

In 2014 we launched pre-sales on our Australian website, and sales there have been growing consistently ever since - as long as we had inventory in stock. We had had scores of abandoned carts from Australian customers who were turned off by the very expensive shipping costs from the US, so we thought it was important to be able to service the large demand there from inside the country.

In 2015 we appeared on Shark Tank, and this was a huge boon for the company. However the show aired right in the middle of the manufacturing delays, so we had limited supply to promote after the show and sold out quickly after the airing.

Later in 2016, we launched our UK warehouse in order to serve the European and Middle Eastern Market. While the direct to consumer channels have been lower than expected in Europe, we have had almost daily requests for wholesale orders. Since we are perpetually low on inventory, we have been unable to fill most of these requests.

Our most significant problem has been manufacturing delays from our manufacturing partners, both in the US and overseas. Altogether, we have suffered more than 24 months of manufacturing and shipping delays from our suppliers in just 3 and a half years. This has caused a number of challenges for the company:

1) Back Orders and Canceled orders

Normally when we have had back orders, we have a less than 1% cancellation rate, as we have multiple customer service agents working full time to handle the complaints and concerns from our customers. However, often to appease customers, we will offer partial refunds, free shirts, or free shipping in order to keep them from canceling the orders. This has large costs for us.

The added expenses of 2 full time customer service agents is also great. Under normal circumstances, we could so with just 1 agent working part time. Because of the backorders we have also had major opportunity costs., such as passing up PR events and not being able to fill 100s of wholesale requests including from Whole Foods.

Also our sourcing agent could never tell us exactly when the tools would ship (He would often say "they will be 2 weeks late," then after two weeks he would say the same thing. Then he would stop answering his phone for a month. Then he would say it will be another month etc. . . This once went on for 10 months). Because of this we needed to make a bold move and circumvent him, placing new orders with our reliable - but more expensive - manufactures. All the while, the original agent kept our deposit money and did not reimburse us for the considerable expense ($20,000+) of refinishing substandard tools and managing the back orders. So in order to place these orders, we took on considerably more debt than we would have wanted to. During our first full year in business, we even sold American Made products at Chinese prices for nearly 7 months while we waited for inventory to arrive. This brought our margins down to 10% from 75%, and so we were not profitable our first year. Because we were not profitable, we had a harder time getting credit to grow our business. Without credit, we could not stock up on inventory, etc. So there was a cascading effect to having so many delays.

However. . .despite all of the delays, our company *still* grew each year, even though we had no inventory for half the year. Because we saw demand was so strong for our products - and knew there was so much more to come - we felt confident pushing ahead despite having to take on more debt t manage the back orders.

We are happy to say that we are done with this manufacturer, and our misfortune is our investors' good luck - since we would not have needed to take on any investors if he had done his job as he had promised.

2015-2016 Financial Highlights

Revenue - Total Revenue for 2014 was ~$450,000, 2015 was ~$800,000 which increased to $1,000,000+ in 2016. And this was with having no inventory to sell for half the time we were in business.

Operational Costs - Operational costs for 2015 were $372,292 and $534,926 for 2016.

Net Income - Gross Income from operations was $804,993 for 2015 and $1,004,110 for 2016 with losses of $205,142 for 2016 and $13,690 for 2015. The losses both years were due entirely to manufacturing delays from our Asian suppliers and American sourcing agent. For most of 2015 we sold US made goods at Chinese prices (10% margins down from 75%) while we sustained 14 months of manufacturing delays starting in 2014. In 2016, we sustained more manufacturing delays (5 months), while the supplier kept about $70,000 worth of deposits and costs to refinish his tools and manage back orders. To circumvent this supplier, we took on additional debt with large initiation fees in order to maintain supply for our customers. These huge expenses and opportunity cost (reduced sales with no inventory) caused the losses for the previous 2 years.

However, the public's love for our products continued to grow. We attribute the 25% YoY growth to increased word of mouth "advertising" and expanded international operations. We believe that if we had had adequate inventory, our sales would have doubled for the year and we would have been profitable. Note: While we have had some residual manufacturing delays in 2017, we are no longer working with this supplier and have multiple, tested new suppliers to provide us reliable inventory in a timely manner. We also have additional precautions in place such as:

1. enforceable OEM agreements written by our American lawyer living in China,
2. in-house sourcing and a direct relationship with suppliers (rather than going through a middle man),
3. ongoing inspections which we finance, again rather than going through a middle man, and
4. multiple suppliers for each part so that we have backups in case of any delays in production.

Financial Milestones

Historically our revenue has largely been a function of how much inventory we have available. According to one of our customer service agents, "We can sell them as fast as we make them." When we have no inventory, we reduce our marketing to a drip and can earn as little as $25,000 or $50,000 per month. But when we have inventory and we promote - especially if we run sales - we can earn $100,000 in just a week.

Our goal in stocking up on inventory is to be able to implement a consistent marketing campaign across all channels so that we can maximize our advertising ROI and ensure consistent high sales through our linen assets. As we are able to rely on consistent supply of tools, we expect to be able to consistently reach $100,000-$150,000 per month through our web sites in the US, Australia, and UK. This will be through a combination of optimized Facebook ads, scaled up email marketing, influencer promotions, affiliates, and website optimizations. At the same time, we hope to grow our Amazon sales to $100,000 per month as well.

As soon as possible we would like to replicate our successful online model in Singapore and Hong Kong, from where we can service most of Asia easily through courier service. While it is hard to estimate revenue here, our expectation is that the Asian market will dwarf the US market.

Beyond our normal Facebook ads, we plan on launching on the Asian "Amazon clones" such as Lazada, and eventually TaoBao, JD.com, and AliExpress to service mainland China. There is vast opportunity for us to expand in the Asian regions. This year, we are also planning to start receiving POs from major US big box retailers.

With 75% margins, we are well positioned to service all of these markets while creating strong profitability across the board.

These are all estimations and depend on a variety of factors outside our control. Investors should not rely on these numbers for any investment decisions.

Liquidity and Capital Resources

Cashflow and Liquidity

We have averaged $7,600 cash on hand over the last five months. We generate passive sales up to $2,600 daily with frequent larger wholesale orders, so we are mostly self sustaining. However, we need more inventory to boost our sales in order to comfortably cover all of our expenses, and we have had to put off a few loan payments until we are restocked. Our lenders have by and large been very patient and understanding that we are waiting on inventory. Given our track record of sales, we have no concern about greatly increasing revenue once we have tools to sell and can promote/expand properly.

Our current cash on hand is ~$4,000 and our burn rate is $14,000 per month for fixed costs with variable costs for advertising and inventory and debt repayments up to per month. These can vary widely depending on our promotions, but debt service is around $20,000 per month and we aim for advertising expenses to be 30-40% of revenue generated by said advertising. However we often do much better than that on Amazon and Google AdWords even including Amazon fees.

Our current runway (as of July 10, 2017) is approx. three months.

Capital Resources

Currently, to manage the manufacturing delays, we have roughly $500,000 in debt with payments of roughly $20,000 per month. With a normal month of revenue at $100,000+, this is no problem to manage along with our fixed costs of about $15,000 per month.

The loans are broken up between several different lenders including Able Lending, Bolstr.com, PayPal Working Capital, AmEx, Merchant Direct Capital, KickFurther.com, BlueVine, and Paradigm. Paradigm, Amex, and BlueVine should be paid off in the coming weeks and months. A portion of the raise will be used to pay down our debt, and a small amount will be set aside to guarantee 3-5 months worth of payments as we make our expansion into Big Box retail. We have some other invoices as well including one to an old manufacturer. We also have a few open invoices as well, which we will be able to close out before the raise is complete.

As mentioned earlier, the debt was necessary to circumvent the tardy manufacturer, and now that we have reliable manufacturers (tested, OEM agreements signed, and a Quality Control team that answers to us and not a third party agent), we believe we are in good shape to grow.

We also anticipate the closing of a 50k bridge loan during our campaign, described below.
Principal:
$50k

Interest:
$12,500 if paid within 3 months
$25k if paid within 6 months
$37,500 if paid within 9 months
then up to $100k as long as it takes to pay off.

Payback will be 20% of revenue starting in October and then down to 10% once the principal is recovered. However, we expect to pay the complete amount by September from proceeds from the raise.

This bridge loan will pay for items intended to be paid for by the official Use of Proceeds of this raise - it just allows us to fund them early, which is a big help for us. Since we are currently on back order, these funds will help bring over needed inventory, and since we can lose $2000 per day or more when we have no inventory, we are keen to get the tools sent over as soon as possible before the raise is complete. Once our funding is drawn down from the raise, we intend to pay the loan back in full and thus retain the first and smallest interest tier without giving up any of our monthly revenue.

At the time of writing, we are in discussions with several other investors to raise money outside of StartEngine.

Indebtedness

Currently, to manage the manufacturing delays, we have roughly $500,000 in debt with payments of roughly $20,000-$40,000 per month (depending on revenue). Able Lending: Principal: $260,000, ~$200,000 Remaining, 20% Interest, 3 Year Term. Bolstr.com - Principal: $100,000, $120,000 PayBack. $~80,000 remaining. 3.5% of monthly revenue. PayPal Working Capital: $97,000 loan., $116,000 Payback, Currently $~$63,000 still owed, 10% of PayPal receipts (no credit card) taken daily. AmEx: $20,000 loan with $21,800 payback, Currently balance is $2,800, Amex takes $97 per day, (weekdays only, no holidays). Merchant Direct Capital: $40,000 Loan. $48,000 Payback over 18 months. Remaining balance is ~$28,000 with daily payments of ~$116 (weekdays only, no holidays). KickFurther.com: $60,000 Advance for Inventory. Pay Back: ~$72,000. Current Balance $~$52,000. Payments are overdue but KickFurther is flexible with our payment schedule - payments are due as soon as we can make them. BlueVine: $20,000 Line of Credit. Current Balance ~$10,000. Weekly payments vary between $50-$500 and full balance is due within 18 weeks. OnDeck: $6,000 Line of Credit. Current Balance $4800. Weekly payments of ~$250. Paradigm: 3 Year Vehicle Refinance. Open Balance is less than $3,000 at ~$895 per month. We have open balances with a handful of manufacturers for inventory that is shipped, ready to be shipped, or has already been shipped. We expect to pay most of these suppliers off before the round closes. We also are anticipating the close of a bridge loan during our campaign, described below: Principal: $50k interest: $12,500 if paid within 3 months $25k if paid within 6 months $37,500 if paid within 9 months then up to $100k as long as it takes to pay off. Payback will be 20% of revenue starting in October and then down to 10% once the principal is recovered. However, we expect to pay the complete amount by September from proceeds from the raise. This bridge loan will pay for items intended to be paid for by the official Use of Proceeds of this raise - it just allows us to fund them early, which is a big help for us. Since we are currently on back order, these funds will help bring over needed inventory, and since we can lose $2000 per day or more when we have no inventory, we are keen to get the tools sent over as soon as possible before the raise is complete. Once our funding is drawn down from the raise, we intend to pay the loan back in full and thus retain the first and smallest interest tier without giving up any of our monthly revenue.

Recent offerings of securities

None

Valuation

$7,504,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000*	$1,070,000*
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Inventory	$9,400	$553,190
New Video/Photo Assets for Overseas Expansion	$0	$30,174
Operational Expenses incl. Debt Service	$0	$372,146
New Product Development & Samples	$0	$40,232
Legal Expenses (Patent, etc.)	$0	$10,058
Total Use of Net Proceeds	$9,400	$1,005,800

** values rounded, see below for exact amounts.*

We are seeking to raise a minimum of $9,996.40 (target amount) and up to $1,069,990.00 (over allotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our over allotment amount of $1,069,990.00, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

55% Inventory

3% New Video/Photo Assets for Overseas Expansion

37% Operational Expenses including Debt Service

4% New Product Development and Samples

1% Legal Expenses (Patent etc.)

The Company intends to use the proceeds of this offering for general purposes, which may include marketing initiatives, inventory, personnel, operational and legal expenses and to build awareness domestically and abroad. These percentages are approximations.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

Once posted, the annual report may be found on the issuer's website at: https://www.coco-jack.com/pages/invest. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year. The issuer will continue to comply with the ongoing reporting requirements until: 1. The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; 2. The issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; 3. The issuer has filed at least three annual reports pursuant to Regulation Crowdfunding; 4. The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR EZ-Coco, LLC

[See attached]

2016

E-Z Coco, LLC

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(WITH INDEPENDENT REVIEW REPORT THEREON)

Table of Contents

T. Roe CPA & Consulting LLC

2561 1200th Rd, Oberlin, KS 67749, Phone: 913-515-1929, Email: tyler@troecpa.com

Accountants Review Report

Management Team
E-Z Coco, LLC.:

I have reviewed the accompanying statemennt of assets, liabilities, and equity of E-Z Coco, LLC (a limited liability company) as of December 31, 2016 and 2015, and the related statement of revenues, expenses, capital and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is to express and opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presenation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provided a reasonable basis for my report.

Based on my review, I am not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with the U.S. generally accepted accounting principles.

TRoe CPA + Consulting LLC

Oberlin, KS
June 8, 2017

E-Z Coco, LLC

Consolidated Balance Sheets

December 31, 2016 and 2015

Assets		**2016**	**2015**
Current assets:			
Cash and cash equivalents	$	12,852	11,697
Accounts receivable		5,113	—
Inventory		47,790	25,006
Total current assets		65,755	36,703
Non current assets:			
Intangible assets, net		31,864	15,028
Loan origination fee, net		35,754	—
Other		10,387	—
Total assets	$	143,760	51,731
Liabilities and Stockholders' Equity (Deficit)			
Current liabilities:			
Current notes payable		14,107	—
Total current liabilities		14,107	—
Notes payable		535,972	127,352
Total non-current liabilities		535,972	127,352
Total liabilities		550,079	
Members' capital		(10,742)	114,814
Accumulated other comprehensive income		—	—
Retained earnings (deficit)		(395,577)	(190,435)
Total stockholders' equity (deficit)		(406,319)	(75,621)
Total liabilities and stockholders' equity (deficit)		143,760	51,731

See accompanying notes to consolidated financial statements.

E-Z Coco, LLC

Consolidated Statement of Income

Years ended December 31, 2016

		2016	2015
Net sales		$ 1,004,110	804,993
Cost of sales		(593,474)	(423,981)
	Gross profit	410,636	381,012
Operating expenses:			
Selling expenses		(261,033)	(120,260)
General & Administrative expenses		(273,893)	(252,032)
	Total operating expenses	(534,926)	(372,292)
	Operating income	(124,290)	8,720
Other Income			
Interest Expense		(80,852)	(22,410)
	Income before income taxes	(205,142)	(13,690)
Income tax expense		—	—
	Net income (loss)	$ (205,142)	(13,690)

See accompanying notes to consolidated financial statements.

E-Z Coco, LLC

Statements of Cash Flows

Years ended December 31, 2016

		2016	2015
Cash flows from operating activities:			
Net income	$	(205,142)	(13,690)
Adjustments to reconcile net income to net cash flows provided (used) by operating activities:			
Depreciation and amortization		—	—
Changes in assets and liabilities, net of purchase accounting impact:			
Increase in accounts receivable		(5,113)	—
			(25,006)
Increase in inventory		(22,784)	
Increase in other assets		(10,387)	—
Increase in credit cards payable		82,413	2,595
Net cash flows provided (used) by operating activities		(161,013)	(36,101)
Cash flows from investing activities:			
Patents		(16,836)	(7,369)
Net cash provided by (used in) investing activities		(16,836)	(7,369)
Cash flows from financing activities:			
Net proceeds from note payable		304,561	82,290
		(125,556)	(37,605)
Net outflows from owner's drawing			
Net cash provided by (used in) financing activities		179,005	44,685
Effect of foreign currency rates on cash		—	—
Net increase (decrease) in cash and cash equivalents		1,156	1,215
Cash and cash equivalents at beginning of year		11,697	10,482
Cash and cash equivalents at end of year	$	12,853	11,697
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	80,852	22,410

See accompanying notes to consolidated financial statements.

E-Z Coco, LLC

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2016

		Owners Investment	Retained earnings (deficit)	Total stockholder's equity
Balance December 31, 2014	$	152,420	(176,745)	(24,325)
Owners investment/drawing		(37,606)	—	(37,606)
Net income for the year ended December 31, 2015		—	(13,690)	(13,690)
Balance December 31, 2015		114,814	(190,435)	(75,621)
Owners investment/drawing		(125,556)	—	(125,556)
Net income for the year ended December 31, 2016		—	(205,142)	(205,142)
Balance December 31, 2016	$	(10,742)	(395,577)	(406,319)

See accompanying notes to consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(1) Basis of Presentation

The accompanying interim condensed financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules.. The accompanying condensed financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the condensed financial statements.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has experienced recurring losses from operations since inception and will be required to obtain additional funding or alternative means of financial support, or both, prior to January 1, 2018, in order to continue as a going concern. As shown in the accompanying financial statements, the Company incurred net losses of $205,142 and $13,690 for the twelve month periods ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $406,319 as of December 31, 2016. Additionally, the Company incurred negative cash flows from operations of $161,013 and $36,101 for the twelve month periods ended December 31, 2016 and 2015, respectively.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Property, Plant, and Equipment

Property, plant, and equipment are carried at cost. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is credited or charged to income. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter. Plant and equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

Estimated useful lives of property, plant, and equipment are as follows.

Asset category	Useful life
Buildings and improvements	10 – 20 years
Machinery and equipment	7 – 12 years
Computer & Office Equipment	2 – 5 years

(f) Income Taxes

Income taxes on Company income are levied on the members at the member level. Accordingly, all profits and losses of the Company are recognized by each member on his respective tax return.

Management believes that the Company has addressed all relevant tax positions and that there are no unrecorded tax liabilities. Tax returns filed for the tax ending December 31, 2012, through current are still subject to examination by federal and state tax authorities. Any interest or penalties assessed to the Company are recorded in operating expenses. No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements

(g) Use of Estimates

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the valuation and carrying amount of property, plant, equipment and intangibles; valuation allowances for receivables and inventories; deferred income tax assets; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(3) Intangible Assets

Intangible assets for 2016 and 2015 were 31,864 and 15,028 and were related to patents the Company has secured on its technology. No amortization has been taken to date as the patents are pending.

(4) Debt

The Company's debt at December 31st 2016 and 2015 was as follows:

	2016	2015
Able loan	$ 244,171	—
Paypal working capital	93,366	18,462
Bolstr 006	83,913	31,937
Kickfurther	70,922	13,125
Direct Capital	36,821	—
Paradigm	5,625	—
On Deck	—	56,074
Other	1,154	7,754
Total long-term debt	$ 535,972	127,352

The Company currently has 534,818 of outstanding debt which matures in phases over the next five years. The Company plans to either raise additional equity capital or refinance its current debt, or some combination thereof, in order to satisfy these obligations before they become due.

Additionally the Company has $14,107 of current notes payable in 2016.

Interest expense incurred on these notes was approximately 80,852 and 22,410 for the years ended 2016 and 2015.

(5) Subsequent Events

Subsequent events have been evaluated through the date of this report.

On May 22, 2017 the Company entered into a promissory note with Sam Paulos for approximately $50,000. The agreements states the Company will pay 20% of monthly sales until such time as the lender has received an aggregate amount of $150,000, which will constitute repayment of the principal plus interest.

The note does have early payment options, which would allow the Company to repay the note with lower interest payments. The early payment provisions are as follows:

(i) On or before 90 Days from funding the Principal Amount plus interest in the amount of $12,500; or

(ii) Between 91 and 180 Days from Funding, the Principal Amount plus interest in an amount of $25,000 as full and final settlement hereunder.

(iii) Between 181 and 270 Days from Funding, the Principal Amount plus interesting the amount of $37,500 as full and final settlement

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



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0
Investors

$0.00
Raised of $10K - $1.07M goal

Coco Jack

Open Coconuts Safely in Seconds

Small OPO · Buffalo, WY · Food & Beverage
US Investors Only

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Open Coconuts Safely in Seconds!

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Invest in Coco Jack

A little about us:

- **Massive Global Market**
- **Strong Double Digit Year over Year Growth**
- **Sold in over 60 Countries and all 50 US States**
- **Branding Agreement with Malibu Rum**
- **As Seen on Shark Tank**

We are constantly sold out and seeking funds to help Expand Internationally, into Big Box Retail, and onto Amazon Prime.

The world is in the middle of a coconut craze! Coconut oil and coconut water are available in supermarkets, corner grocers, and gas stati[...] over the world.

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But most people in the west don't drink **Fresh Coconuts - even though they taste better, are better for you, contain the healthy coconut meat, and are cheaper than boxed coconut water.**



Why don't they drink Fresh Coconuts? We believe it's because they are too difficult - and dangerous - to open.

Well not anymore! Coco Jack solves this problem in a safe, fun, elegant way and plans to usher in "Coconut Water 2.0" by providing safe, easy access to Fresh Coconut Water.

And even without the current craze, Coco Jack still has a massive global market with an estimated **20-40 Million Coconut Drinkers already in the West and 2 Billion Worldwide**.

Please join us to help reach our millions of customers - and save the world over!


AS SEEN ON
TRUSTED BY

Investment & Perks


40% OFF
CJ-Investor
COCO JACK
CERTIFIED OWNER

Investment
Security: Preferred Stock (Non-Voting)
$13.40 per share | When you invest you are betting the company's future value will exceed $8.5MM.

<u>**CONVERSION DISCLAIMER**</u>
***Coco Jack is currently an LLC. Sale of Preferred Stock is contingent upon successful conversion of EZ-Coco, LLC into EZ-Coco, Inc. Upon conversion, and prior to the initial closing, the total amount of shares issued will be as follows: 500,000 shares of Common Stock & 60,000 Preferred Stock.**


COCO JACK
CERTIFIED OWNER

Perks:
$250:
15% Discount Code good for one year.
'3 x 40% off Discount code to share with your friends!

$500:
15% Discount Code good for one year.
6 x 40% off Discount Codes to share with your friends!
1 x Limited Issue Investor Edition Coco Sack

$1000
15% Discount Code good for one year.


COCO JACK
CERTIFIED
OWNER

12 x 40% off Discount Codes to share with your friends!
1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)
1 x Jar of Coco Jack Brand Coconut Oil

$1500
15% Discount Code good for one year.
18 x 40% off Discount Codes to share with your friends!
1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)
1 x Jar of Coco Jack Brand Coconut Oil
1 x Limited Issue Investor Edition Coco Jack

$2500
15% Discount Code good for one year.
30 x 40% off Discount Codes to share with your friends!
1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)
1 x Jar of Coco Jack Brand Coconut Oil
1 Package of Coco Jack Brand Coconut Flour
1 Package of Coco Jack Brand Coconut Sugar
1 x Limited Issue Investor Edition Coco Jack

$5000
15% Discount Code good for one year.
50 x 40% off Discount Codes to share with your friends!
1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)
1 x Jar of Coco Jack Brand Coconut Oil
1 Package of Coco Jack Brand Coconut Flour
1 Package of Coco Jack Brand Coconut Sugar
1 x Limited Issue Investor Edition Coco Jack
Invitation to Participate at 1 Coco Jack Event

$10,000, $25,000, and $50,000
All of the above plus. . . you name it :).
Dinner with the founder?
A Coco Jack Booth at your Event?
A Private Coconut Party?
Get in touch at **Invest@Coco-Jack.com...**
...and we'll dream up something grand!

Finally. . . A Safe, Fun, Easy Way to Open Fresh Coconuts!

"Basically what I'm saying is, **coconuts are hot right now.** But even with all the availability of coconut water in grocery stores, I still stare at the whole coconuts in the produce section with a longing to machete-open one up myself, but no actual skills to do so. **That's where Coco Jack steps in to give laymen without access to coconut stands that authentic coconut experience."**

-Jodi Walker, Bustle.com

Our Products

Coco Jack sells a complete line of tools to Open, Scoop, Sip and "Noodle" Fresh Coconuts!


COCO JACK
COCO JACK
COCO JACK

Coco Pack Deluxe

Our Complete Line of Coconut Tools including the Coco Scoop, Coco "Noodler" and Coco Shock to absorb vibrations during use. Also included are 2 ec glass straws ("Coco Sippers") and our Baby Brush to clean them out.

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COCO JACK

Coco Jack Pack

Our Most Popular Seller. Includes Coco Jack, Coco Mallet, Coco Scoop, and our rustic Coco Sack to take your tools on the go!



Coco Noodler

Our New and Improved Noodler tool, which lets you create yummy coconut noodles right inside your coconut! Can be used in desserts, beverages, salads, or in raw food "pasta" dishes.



Coco Set

Just the Basics. Coco Jack & Coco Mallet. Comes with our 1 Year/1000 Coconut Guarantee.

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Where We Are Today



Coco Stats

- **50,000+ units sold online - No Amazon or Big Box!**
- **$2.5M+ in sales**
- Double Digit Year over Year Growth
- Sold in over 60 Countries and all 50 US States
- Internationally Patent Pending
- Trademarks Complete in over 14 Countries
- Warehouses in US, UK, and Australia
- Agreement Signed with Large US Sales Rep Group
- Agreement Signed with **Malibu Rum**
- As Seen on ***Shark Tank***

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MARKET SUCCESS

The Coco Jack has been a huge success! We have customers and followers in over **60 countries** including Russia, Switzerland, Singapore, Norway, Saudi Arabia, Spain, South Africa, New Zealand, and Mexico.
We have had double digit growth each year, and that is while being sold out half the year. Imagine what we could do when we have adequate inventory!

We literally cannot keep them on the shelf. We are constantly sold out and raising funds to buy more inventory!



2,000,000
1,500,000
1,000,000
500,000
$14,229.00
$498,770.33
$804,992.69
$1,004,110
$2,000,000+
2013
2014
2015
2016
2017
(PROJECTED)

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Customer Testimonials

"You changed my life."

- Heather

"This thing saved my life!"

- Jennifer

"I've been waiting for this my whole life!"

- John

"I just bought this and love love. Love it!"

- Melanie


COCO JACK











"I might just die of excitement... My mum sent me a Coco Jack. I think she was afraid I was going to hurt myself opening coconuts: **Needless to say, it is life-changing."**

- Sherry

"I received my Coco Jack this Monday and it's amazing! I've given up eating Thai coconuts and **now I will buy them by the case!** I can safely open a coconut within 5 seconds!"

- Khrystyne



"How to Use Coco Jack"



"Coco Scoop... Does It Really Work? Yes!"



"Opening Brown Coconuts with Coco Jack"

Recipes

Coco Jack Mix-Ins



Fresh Coconut Ceviche



Coconut Chai Smoothie


sweetener

Strawberry Gin Cocktail



Coco Mojito



Chocolate Smoothie



Coco Jack Watermelon!













All About Coconuts

Coco Jack was designed to work on "Fresh Young Coconuts," also called "Young Thai Coconuts," but it can also be used to open the Brown, Mature coconuts. Coconuts are considered one of nature's perfect foods: **they are loaded with healthy fats, potassium, and electrolytes.** During World War I coconut water was even used for blood transfusions since it is almost identical to human blood plasma! (Note: Don't try this at home!)

Fresh coconuts contain anywhere from 10-22 oz of Pure Coconut Water. Many people who "don't like coconut water" find that they *love* Fresh Coconut Water from a Fresh Thai coconut. The taste is lightly sweet and is terrific in smoothies, cocktails, with mix-ins, or right on its own! Compared to boxed, processed coconut water, Fresh coconuts tastes better, are better for you, contain the nutritious coconut meat, and are cheaper!

And while there are millions of people caught up in the coconut craze who would love to try Fresh Coconuts, we have our hands full already with the 10s of Millions of people in the West who *already* drink fresh coconuts - but may have quit buying them because they were too scary to open.

HEALTH BENEFITS OF FRESH COCONUTS



COCO JACK
COCO JACK

For drinking purposes, coconuts are harvested from the trees when they are still young and green. Later, the outer green husk is removed and the coconuts are wrapped in plastic to keep the moisture in.



LOW
IN CALORIES
COCO JACK
RICH
IN VITAMINS,
MINERALS

KEY NUTRIENTS

Ca	Mg	LA	Cl
CALCIUM	MAGNESIUM	LAURIC ACID	CHLORIDE
K	**Fe**	**Na**	**P**
POTASSIUM	IRON	SODIUM	PHOSPHORIOUS

Source: HomeRemediesWeb.com



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294mg
117mg
117mg
25mg
25mg
5mg
Potassium
Sodium
Sugar
Coconut water
Energy drinks

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RICH IN ELECTROLYTES WHICH SUPPORT THESE SYSTEMS



MUSCULAR · CARDIOVASCULAR · NERVOUS · IMMUNE



POTASSIUM
=
=14-22 oz
OF WATER

Coconut Water has twice the Potassium of Bananas!

A fresh coconut can easily contain 14-22 oz of coconut water

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COCONUT MEAT
YOUNG COCONUT MEAT
0g
Cholesterol
140
Calories
2g
Protein
28g
Carbohydrates
2g
Fiber
COCO JACK
3g
Fat
17%
Calcium
3g
Saturated Fat
15g
Sugar
MATURE COCONUT MEAT
0g
Cholesterol
280
Calories
3g
Protein
12g
Carbohydrates
7g
Fiber
12g
Fat
1%
Calcium
24g
Saturated Fat
5g
Sugar

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December, 2013

The Coco Jack Launches!

After a year of development, Coco-Jack.com launches and sells out for Christmas in 5 days.

December, 2014



Coco Jack's Australian Website Launches!

March, 2015

Mark Cuban and David Shake Hands

Coco Jack receives 2 offers and shakes on one of them with Mark Cuban!

June, 2015



Coco Jack Launches in the UK!

June, 2016

Coco Jack signs licensing agreement with Malibu Rum

February, 2017



Coco Jack signs with US Sales Rep Group

May, 2017



Coco Jack signs with Australian distributor

August 2017

Coco Jack Launches on Start Engine!

Your Company seeks $1M from everyday investors.

October, 2017



Hong Kong Warehouse To Open

(ANTICIPATED)

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In the Press

SHOW MORE

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Meet the Founder



OCONUT
THE OTHER WHITE MEAT
Coco-Jack.com

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David Goodman

Founder and CEO

Founder, Dave Goodman, has had a colorful career. A composer, percussionist, conductor, and Juilliard Graduate, he founded his own orchestra, The Wild Ginger Philharmonic, when he was just 19. After conducting for 5 seasons, Goodman took some time off to regain his health, spending a year in flight school in Colorado and several years doing a raw food detox. In 2012, he sold his NYC apartment and bought 4 RVs (in different cities), so he could live full time on the road. Later that year, he began working on Coco Jack, and in December 2013 launched Coco-Jack.com. Goodman has been growing Coco Jack ever since and even appeared on Shark Tank where he shook on a deal with Mark Cuban.

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And the Rest of the Team



Simon Shaner
Mentor and Advisor
Goldman Sachs, Deutsche Bank, GE Capital, Avalon Capital



William Merriken
Mentor and Advisor
Larabar, Vital Brands Group



Abe Minkara
Mentor and Advisor
Mark Cuban Companies



Joaquin Tamez
Mentor and Advisor
BestDay.com, HealthGate.com, Harvard Business School



Samantha Ibarra
Admin



Maricel Cahoy
Customer Service



Nancy Zalaya
International Freight Management



Tik Ng
Sourcing

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Michael Pirumov
Bookkeeper



Nate Bradshaw
Amazon Marketing and Management



Justin LeBlang
Google Adwords



John Freeman
Legal



Natasha Kisistlina
Artist



Michael Maniglia
Video Production



Antonio Robinson
Video Editing



Jeff Skierik
Photography

Offering Summary

Maximum 79,850 shares of preferred stock ($1,069,990.00)

Minimum 746 shares of preferred stock ($9,996.40)

Company	EZ-Coco, LLC. - d/b/a Coco Jack *upon conversion, to be named EZ-Coco, Inc.
Corporate Address	412 N Main St. #100 Buffalo, WYO 82834
Description of Business	A safe, easy way to open Fresh Coconuts, no matter what your size or strength
Type of Security Offered	Preferred Stock (Non-Voting)
Purchase Price of Security Offered	$13.40
Minimum Investment Amount (per investor)	$134

Disclosure of Conversion from LLC to C-Corp prior to Closing

Sale of shares is pursuant to conversion of the LLC into a C-Corp. Upon conversion, the Company will be named EZ-Coco, Inc., with all other corporate information being substantially the same. Upon completion of the conversion, shares will be issued to the Founder David Goodman in the following amounts: (1) 500,000 shares of common stock; (2) 60,000 shares of preferred stock. Upon conversion, and prior to the initial closing, this shall constitute the entire fully diluted shares of the company.

Perks:

$250:

15% Discount Code good for one year.

'3 x 40% off Discount code to share with your friends!

$500:

15% Discount Code good for one year.

6 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack

$1000

15% Discount Code good for one year.

12 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)

1 x Jar of Coco Jack Brand Coconut Oil

$1500

15% Discount Code good for one year.

18 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)

1 x Jar of Coco Jack Brand Coconut Oil

1 x Limited Issue Investor Edition Coco Jack

$2500

15% Discount Code good for one year.

30 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)

1 x Jar of Coco Jack Brand Coconut Oil

1 Package of Coco Jack Brand Coconut Flour

1 Package of Coco Jack Brand Coconut Sugar

1 x Limited Issue Investor Edition Coco Jack

$5000

15% Discount Code good for one year.

50 x 40% off Discount Codes to share with your friends!

1 x Limited Issue Investor Edition Coco Sack (With option to buy more!)

1 x Jar of Coco Jack Brand Coconut Oil

1 Package of Coco Jack Brand Coconut Flour

1 Package of Coco Jack Brand Coconut Sugar

1 x Limited Issue Investor Edition Coco Jack

Invitation to Participate at 1 Coco Jack Event

$10,000, $25,000, and $50,000

All of the above plus. . . you name it :).

Dinner with the founder?

A Coco Jack Booth at your Event?

A Private Coconut Party?

Get in touch at **Invest@Coco-Jack.com...**

...and we'll dream up something grand!

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Open Coconuts Safely in Seconds with COCO JACK.

Our COCO SCOOP Removes The Meat

Our COCO MALLET Opens Brown Coconuts In Seconds!

Why Risk Your Fingers...

...for this?

When You Can Have This.

Enjoy Fresh Coconut Water

...And Meat.

In a Safe, Easy Way...

Where You Still Get To Hit Things!

Learn More at Coco-Jack.com

COCO JACK coco-jack.com

Various coconut recipe videos from Coco-jack.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.
- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.